                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                     25, avenue Kleber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE  INCORPORATED  BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658,  NO. 333-12028 and
NO. 333-90154) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE
ON WHICH THIS REPORT IS FURNISHED,  TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Enclosures:

Notice of Meeting, Ordinary and Extraordinary Shareholders'
Meeting, 3 July, 2002..........................................................3

                           ORDINARY AND EXTRAORDINARY
                              SHAREHOLDERS' MEETING

                                  3 JULY 2002*

                                NOTICE OF MEETING

The  shareholders of ALSTOM are invited by the Board of Directors to participate in the Ordinary and Extraordinary Shareholders' Meeting which will be held on:

                       Wednesday 3 July 2002 at 2:00 p.m.*

                                  at the CNIT,
                              2 Place de la Defense
                             92053 Paris La Defense

The agenda, the proposed  resolutions of this Meeting,  as well as the terms and conditions for participation at the meeting are contained in this notice.

------------------
*     In  accordance  with the law,  the  General  Meeting is  convened on first notice,  on Friday 21 June 2002,  at 3:00 p.m.  (Paris  time),  at the Company's registered office, 25, avenue Kleber-- 75116 Paris. However, in the likely event that the quorum requirement is not met on that date, the General Meeting will be held on second notice,  on Wednesday 3 July 2002, at 2:00 p.m.  (Paris time), at the CNIT, 2 Place de la Defense, 92053 Paris La Defense.

          ALSTOM, societe anonyme with capital of € 1,292,324,754
        25, avenue Kleber-- 75116 Paris (France)-- 389 058 447 RCS Paris

                          AGENDA OF THE GENERAL MEETING

Deliberating as an Ordinary Shareholders' Meeting

o  Board of Directors' report.

o  General Auditors' report for the fiscal year ended 31 March 2002.

o  General  Auditors'  report on the  consolidated  accounts  of the fiscal year ended 31 March 2002.

o  Approval of the  non-consolidated  accounts and the operations for the fiscal year ended 31 March 2002.

o  Approval of the consolidated  accounts and the operations for the fiscal year ended 31 March 2002.

o  Appropriation of the income.

o  Special Auditors' report on related party agreements.

o  Renewal of the mandate of a Director.

o  Appointment of a Director.

o  Authorisation  to be given to the Board of Directors to deal in the Company's shares.

Deliberating as an Extraordinary Shareholders' Meeting

o  Board of Directors' report.

o  Special Auditors' reports.

o  Authorisation  to be given to the Board of  Directors  to increase  the share capital of the  Company  by the issue of shares or of any type of  securities which  give  immediate  or  future  access  to  the  Company's  shares,  with maintenance of preferential subscription rights.

o  Authorisation  to be given to the Board of  Directors  to increase  the share capital of the  Company  by the issue of shares or of any type of  securities which  give  immediate  or future  access to the  Company's  shares,  with no preferential subscription rights.

o  Limitation of the global amount of the issues decided  pursuant to the eighth and ninth resolutions.

o  Authorisation  given to the Board of Directors to increase the share  capital of the Company through issues reserved for members of a Company savings plan.

o  Modification of duration of the mandate of Directors.

o  Modification of duration of the mandate of censors.

o  Amendments to the Articles of Association in accordance  with law no 2001-420 of 15 May 2001 relating to new economic regulations.  Statutory modifications and revision of the Articles of Association.

o  Power to implement the decisions of the Shareholders' Meeting and to complete the formalities.

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This document is a free translation of the official French version of the Notice of Meeting which is available upon request.
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                    HOW TO PARTICIPATE IN THE GENERAL MEETING

Should you wish to vote at the  Shareholders'  Meeting either in person, by mail or by proxy,  we hereby request that you return the enclosed voting form as soon as possible to the financial  institution  which maintains your share account in order to allow the  centralising  bank to collect all of the forms,  by no later than 18 June 2002, for first notice, and 30 June 2002, for second notice.

To attend the Shareholders' Meeting
Cross box A.
Date and sign in box C.

To give a proxy to the Chairman
Cross box B and put a mark
in the box just before [1]
Date and sign in box C.

To be blackened only
if you have been informed
of additional draft resolutions.

IMPORTANT : [illegible]

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A [illegible]

B [illegible]

ALSTOM

S.A. AU CAPITAL DE [illegible]
Siège Social :
[illegible]
75116 PARIS
[illegible] R.C.S. PARIS

ASSEMBLÉE GÉNÉRALE MIXTE [illegible]

1	JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE [illegible] I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING [illegible]

CADRE RÉSERVÉ
for company's use only

[illegible]

2	JE VOTE PAR CORRESPONDANCE [illegible]

[illegible]

3	JE DONNE POUVOIR A : [illegible]

[illegible]

ATTENTION : [illegible]

CAUTION : [illegible]

Date et Signature / Date and Signature [C]

To vote by mail
Cross box B and put a mark
in the box before [2]
Date and sign the proxy
after blackening the boxes which
correspond to the resolutions
which you do not support, if any.

To be represented by another
shareholder or by your spouse,
Cross box B and put a mark
in the box just before [3]
and write the full name of the proxy holder.
Date and sign at the bottom of the form
in the box C.

           CONDITIONS NECESSARY TO PARTICIPATE IN THE GENERAL MEETING

Each shareholder may attend the Meeting in person, authorise another shareholder or his spouse to represent him or her at the meeting, or vote by mail.

To attend  this  Meeting in person,  be  represented  or vote by mail,  you must provide proof of ownership:

o  if you are an owner of  registered  shares  (meaning  that  your  shares  are registered in your name in ALSTOM's share register  maintained by BNP PARIBAS
   Securities  Services),  you must be  registered  in the register  held by BNP
   PARIBAS Securities Services on behalf of ALSTOM, at the latest one day before the date of the Meeting and until completion of the Meeting;

o  if you are an owner of bearer  shares,  you must obtain  from the  authorised financial intermediary  (intermediaire habilite) with whom you have deposited your shares,  a certificate  indicating the number of shares owned by you and that such shares are not transferable (Attestation d'immobilisation),  at the latest one day before the date of the Meeting,  and evidence the non transfer of your shares until the completion of the Meeting.

               CONDITIONS FOR PARTICIPATING IN THE GENERAL MEETING

o  If you wish to attend in person:

You should apply for an attendance card (carte  d'admission),  which is required to be able to attend and vote at the Meeting.  To obtain this  attendance  card, you should cross the box A of the attached voting form (the single form attached to the present Notice of Meeting) and send it (duly signed and dated in box C at the bottom), as early as possible to receive the card in due time:

-  to BNP PARIBAS  Securities  Services if you are an owner of registered shares
   (as defined above);

-  to your financial  intermediary  holding your shares,  if you are an owner of bearer shares.

o  If you wish to be represented at the meeting (vote by proxy):

You should  complete the attached voting form and send it (duly signed and dated in box C at the  bottom)  either to BNP  PARIBAS  Securities  Services  (if your shares are  registered  shares) in the  attached  envelope or to your  financial intermediary  holding your shares (if your shares are bearer shares) who will in turn forward it to the centralising bank.

This voting  form (which  includes  on the  reverse  side the  instructions  for completion) enables you:

-  if you  select  to cross  Box 1, to give your  proxy to the  Chairman  of the
   Meeting:  in which case the  Chairman  will vote your shares in favour of all the draft  resolutions  proposed  or agreed  by the  Board of  Directors  and against all others;

-  if you select to cross Box 3 (and give all the  information  required)  to be represented by your spouse or another shareholder.

o  If you wish to vote by mail, resolution by resolution:

You should also send, as indicated  above depending on the nature of your shares
(registered or bearer form), the attached voting form duly signed,  after having crossed and completed section 2.

Shareholders holding their shares in bearer form may obtain the said voting form from BNP  PARIBAS  Securities  Services as from the date on which the Meeting is convened,  by sending a request by recorded  mail (and with  acknowledgement  of receipt).  This letter must be  received  by BNP PARIBAS  Securities  Services -
GIS-Emetteurs  - Les Collines de l'Arche - 92057 La Defense  Cedex,  France,  at
least six days before the date of this Meeting.

In order to be taken into  account,  such  voting  forms must be received by BNP
PARIBAS Securities Services or at ALSTOM's head office, duly completed, at least three days prior to the date of the Meeting.

Voting  forms  sent  by  owners  of  bearer  shares  must be  accompanied  by an
Attestation d'immobilisation (Bearer Share Blocking Certificate) provided by the financial intermediary with whom your shares are deposited.

Once a registered  shareholder  has voted by mail, he is no longer  permitted to attend the Meeting in person or to vote by proxy.

A shareholder  is not permitted to return a voting form  requesting to vote both by mail and by proxy.

           SUMMARY OF THE RESOLUTIONS SUBMITTED TO THE GENERAL MEETING

Ordinary part of the Shareholders' Meeting

The purpose of the first resolution is to approve the non-consolidated  accounts and operations for the fiscal year ended 31 March 2002.

The purpose of the second resolution is to approve the consolidated accounts for the fiscal year ended 31 March 2002.

The purpose of the third resolution is to approve the proposed  appropriation of the income.

Having examined the special  Auditors'  report,  you will be asked in the fourth resolution to approve the related party  agreements  mentioned in this report to which  article L. 225-38 of the French  Code de commerce  applies and which have had continuing effect during the past fiscal year.

It shall be proposed, in the fifth and sixth resolutions to renew the mandate of
Mr. James B. Cronin, as a Director and to appoint as a new Director, Mr. Georges
Chodron de  Courcel.  If you  approve  the  proposal  for the  reduction  of the duration of the  mandate of  Directors  set forth in the  twelfth  extraordinary resolution, these new mandates shall be for four years as opposed to six years.

The seventh resolution is a renewal of the previous authorisation granted to the
Board of  Directors.  Its  objective is to authorise the Company to purchase its own shares within the following limits:  such authorisation  would expire on the date of the  Ordinary  General  Meeting  which will be  convened  to approve the financial  statements of the fiscal year  commenced on 1 April 2001. The maximum number of shares which may be purchased would not exceed 21,538,745. The maximum purchase price would be € 40 per share and the minimum sale price per share would be €  10. The shares may be purchased  with a view to regulating  the market  price,  to allow sale or purchase  depending on the market,  to allocate shares to  employees  and  executive  officers  of the  Group and in  particular through stock option  plans,  in order to hold,  sell,  transfer or exchange the shares purchased in the context of any financial transactions and in the context of a general and financial management of the share capital and the shareholders'
equity of the Company and in particular with regard to its financing  needs. The shares  may also be  cancelled  in the  conditions  laid  down by law.  A notice approved by the French COB (Stock Exchange  Authority) will be prepared prior to the use of this authorisation.

Extraordinary part of the Shareholders' Meeting

Certain financial authorisations granted at the Shareholders' Meeting of 24 July
2001 approved an increase in share capital  through the issue of securities with or without waiver of the preferential  rights of  subscription,  up to a maximum overall  limit  of  €  400  million  (twelfth,  thirteenth  and  fourteenth resolutions) representing  approximately 31% of the share capital as of 31 March
2002.

Due to this overall upper limit, these financial  authorisations have been fully used  following the decision taken by the Company to proceed with an increase in share capital by a nominal amount of € 397,638,384 with preferential rights of subscription,  the closing of which is expected to be realised soon after the
General Meeting.

It is  therefore  proposed to cancel the previous  authorisations  to the extent that they remain unused and to renew them.

The aim of the eighth  resolution is to authorise the Board of Directors,  for a period  of 26  months,  to  issue  shares  of  the  Company,  and/or  securities redeemable,  convertible or otherwise  exchangeable  or giving rights to capital shares of the Company, while maintaining the preferential subscription rights of existing  shareholders of the Company,  within the limit of an aggregate nominal amount of an  increase  in share  capital  of €  600  million,  which  will represent  approximately  35.5% of the share  capital  after  completion  of the capital increase  currently being implemented  (excluding  adjustments linked to subsequent issues of securities) and the nominal amount of debt securities which could be issued pursuant to this  resolution  could not exceed € 1 billion.

The ninth  resolution is a proposal that the Board of Directors  should be given the necessary authorisation to issue the securities referred to in the preceding resolution,  for the  same  period  but  without  maintaining  the  preferential subscription  rights  of  existing  shareholders  and with the  option  to grant existing  shareholders  a priority to  subscribe  the  securities  for a limited period. Total increases in share capital which may be realised immediately or in
the  future  shall  not  exceed  €   300  million,   which  will  represent
approximately  17.8%  of the  share  capital  after  completion  of the  capital increase currently being implemented (excluding adjustments linked to subsequent issues of securities) and the aggregate  nominal amount of debt securities which could be issued pursuant to this  resolution  could not exceed € 1 billion.
This  authorisation  would allow the Board of Directors to issue  securities  as consideration  for  securities  tendered  to the  Company  pursuant  to a public exchange  offer  initiated by the Company.  This  authorisation,  with the prior agreement of the Board of Directors,  also allows the issue of securities giving rights to shares in the Company,  by  companies  in which the Company  holds the majority of the share capital.

The objective of the tenth  resolution is to limit the total  increases in share capital to be effected  immediately or in the future  pursuant to the eighth and ninth  resolutions  to not more than €  600 million,  which will  represent approximately  35.5%  of the  share  capital  after  completion  of the  capital increase  currently being implemented  (excluding  adjustments) and to limit the aggregate  nominal amount of debt  securities  which could be issued pursuant to the  eighth  and ninth  resolutions  to not more than  €  1 billion  or the equivalent thereof in any other currency.

Pursuant  to  the  new  provisions  of  applicable   law,  the  renewal  of  the
authorisations we propose in the eighth and ninth resolutions lead us to propose in the eleventh resolution to renew the authorisation, relating to share capital increases reserved to the Group employees,  granted to the Board of Directors by the Shareholders' Meeting of 24 July 2001 (eighteenth  resolution) which has not been used and is still valid.

Therefore,  the  eleventh  resolution  is a  proposal  to  cancel  the  previous authorisation  and to renew it by  authorising  the  Board of  Directors,  for a period of five years, to undertake increases in the share capital of the Company by the issue of shares or any other  securities  which give  access to the share capital  of up to a maximum  nominal  amount of €  100  million  which will represent  approximately 5.9% of the share capital after taking into account the capital increase currently being implemented (excluding  adjustments),  reserved for members (who may subscribe to these new shares,  in accordance with the laws and regulations currently in force, directly or indirectly through mutual funds)
of a Company savings plan belonging to the Company or its subsidiaries.

The  twelfth and  thirteenth  resolutions  propose a reduction  from six to four years of the duration of mandates of Directors and censors.  For the  Directors, this new duration shall apply to Directors elected during and after 2002.

The  purpose  of  the  fourteenth  resolution  is  to  update  the  Articles  of
Association in accordance with French law no 2001-420 of 15 May 2001 relating to new economic  regulations in order to include the new legal provisions  relating to the role and powers of the Board of Directors, the Chairman of the Board, the
Chief  Executive  Officer and the Delegated  Executive  Officer(s),  the role of intermediaries  acting for  non-resident  shareholders  and to provide the terms under which the Board of Directors  chooses the method of general  management of the Company,  to facilitate  the giving of notice of Board Meetings and to adopt the text of the new Articles of Association attached to the resolutions.

The method of general management of the Company will be selected by the Board of
Directors in its first Meeting to be held after the General Meeting.

The  fifteenth  and  last  resolution,   allows  for  the  fulfilment  of  legal
formalities following the present Meeting.

            TEXT OF THE RESOLUTIONS SUBMITTED TO THE GENERAL MEETING

1. Resolutions falling within the powers of an ordinary shareholders' meeting

First resolution

(Approval of the  non-consolidated  accounts and  operations  of the fiscal year ended 31 March 2002)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings,  having  reviewed  the  report of the Board of
Directors, the statutory auditors' report and the non-consolidated  accounts for the fiscal  year ended 31 March 2002  approve the  accounts  for the fiscal year ended 31 March 2002, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art.
39-4 of the  French  Code  General  des  Impots)  referred  to in the  financial statements.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

(Approval of the  consolidated  accounts and the  operations for the fiscal year ended 31 March 2002)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings,  having  reviewed  the  report of the Board of
Directors,  the statutory auditors' report and the consolidated accounts for the fiscal year ended 31 March 2002, approve the consolidated  accounts,  as drafted and presented to them.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

(Appropriation of income)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary General  Meetings,  approve the following  proposal of the Board of
Directors,  regarding the  appropriation of the income for the fiscal year ended
31 March 2002:

-  Income for the financial year....................        € 90,818,472.19
-  Amount previously carried forward................        €142,760,709.38
-  Allocation to the legal reserve..................        €      -
-  Distributable income.............................        €233,579,181.57
-  Distributable income carried forward.............        €233,579,181.57

The  shareholders  acknowledge,  pursuant to applicable  law, that the dividends distributed for the previous three fiscal years were the following:

                                         Number of                        Global
                                          Shares    Dividend  Tax Credit  amount
                                          ------    --------  ----------  ------
                                                     €      €   €
2000/2001...........................   215,387,459    0.55       0.275    0.825
1999/2000...........................   213,698,403    0.55       0.275    0.825
1998/1999
- Interim dividend (*)..............   200,000,000    1.13       0.565    1.696
- Final dividend....................   213,698,403    0.50       0.250    0.750

------------------
(*)   Paid on 22 June 1998 solely to the two principal shareholders as at such date.

Fourth resolution

(Special auditors' report on related party agreements)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary General  Meetings,  having examined the special auditors' report on the  agreements  to which  article  L.  225-38 of the  French  Code de  Commerce applies, approve the agreements mentioned in such report.

Fifth resolution

(Renewal of mandate of a director)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings  agree to renew the mandate of the Director Mr.
James B. Cronin, for a duration of six years, until the end of the Shareholders'
Meeting which shall approve the accounts for the fiscal year 2007/2008. However, if the twelfth resolution is adopted at the present Shareholders'  Meeting, this
Director shall be deemed  reappointed for a period of four years,  until the end of the  Shareholders'  Meeting  which shall  approve the accounts for the fiscal year 2005/2006.

Sixth resolution

(Appointment of a director)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary  General  Meetings,  appoint as Director,  Mr.  Georges  Chodron de
Courcel, for a duration of six years, until the end of the Shareholders' Meeting which shall approve the accounts for the fiscal year 2007/2008.  However, if the twelfth  resolution  is  adopted  at the  present  Shareholders'  Meeting,  this
Director shall be deemed appointed for a period of four years,  until the end of the  Shareholders'  Meeting which shall approve the accounts for the fiscal year
2005/2006.

Seventh resolution

(Authorisation  to be given to the Board of Directors  to deal in the  Company's shares)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings,  having  examined  the  report of the Board of
Directors, authorise the Board of Directors under the conditions set out in art.
L. 225-209 et seq. of the French Code de commerce,  to purchase  existing shares of the Company  within the limit of a number of shares  representing  10% of the share capital of the Company as of 31 March 2002, i.e.  21,538,745  shares as of
31 March 2002 and for a maximum aggregate purchase price of € 861,549,800.

This  authorisation  may be used to regulate the market price of the shares,  to allow sale or purchase of shares  depending  on the market,  to allocate or sell shares to employees,  former  employees or executive  officers of ALSTOM and its affiliated  companies (as defined in art. L. 225-180 and L. 233-16 of the French
Code de commerce),  in particular  through stock option plans,  in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares  purchased in the context of, or following,  any  financial  transactions
(including upon exercise of rights attached to securities) and in the context of a general and financial  management  of the share capital and the  stockholders'
equity of the Company and in particular with regard to its financing  needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase,  sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant  regulatory  bodies,  on or off the stock exchange,  at any time,  including  at the time of a  takeover  bid,  and by all means,  including block transfer,  the use or exercise of financial instruments, derivatives  and,  in  particular  through  optional  transactions  such  as the purchase and sale of put or call options.

The purchase  price may not exceed  €  40 per share and the sale price must not be less than  €  10 per  share,  subject  to  adjustments  relating  to transactions affecting the share capital of the Company. If the Company proceeds under  one  of the  transactions  described  by  the  third  paragraph  of  art.
L.225-209,  the sale price will then be determined  in accordance  with the then applicable law. Moreover, these shares could be transferred free of charge under the conditions  specified by law, in particular  article L. 443-1 et seq. of the
French Code du travail.

The  authorisation  hereby  given shall  cancel and  replace  the  authorisation granted by the  Shareholders'  Meeting of 24 July 2001 in its tenth  resolution, and shall be valid until the next  Shareholders'  Meeting  called to approve the accounts of the current financial year.

The  shareholders  hereby  grant  full  powers to the Board of  Directors,  with authority to delegate such powers,  to make all stock market orders, to conclude all agreements in order to undertake all  formalities and all  declarations  for and to all bodies and, generally,  to do all that is necessary to implement this resolution.

2. Resolutions  falling  within  the  powers of an  extraordinary  shareholders'
   meeting

Eighth resolution

(Authorisation  to be given to the  Board of  Directors  to  increase  the share capital of the Company by the issue of shares or of any type of securities which give  immediate or future access to the Company's  shares,  with  maintenance of preferential subscription rights)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special  report of the statutory  auditors,  and in accordance with the provisions of the French Code de Commerce,  notably its art. L. 225-129
III:

1. cancel  the  unused  portion  of the  authorisations  granted to the Board of
   Directors  by the  Shareholders'  Meeting  of 24 July  2001  in the  twelfth, thirteenth and fourteenth resolutions;

2. delegate to the Board of Directors,  for a period of  twenty-six  months from the date of this meeting, all powers necessary to increase the share capital, in one or more times, with maintenance of preferential  subscription  rights, through  the issue in euros or in any  foreign  currency,  both in France and abroad,  of shares and/or any other securities which give immediate or future access to shares in the Company including  warrants issued  autonomously with or without  consideration,  which can be  subscribed  for  either  cash or by set-off of debt and which have the same rights as those  attached to existing shares except for the date at which they give rise to a dividend;

3. decide that:

   o  the aggregate nominal amount of the increases in share capital that may be carried out immediately and/or at a later date shall not exceed € 600 million to which may be added the nominal amount of the additional  shares to be issued in order to maintain the rights of the holders of securities;

   o  the aggregate nominal amount of the securities that are  representative of
      debt  of  the   Company  and  which  may  be  issued  by  virtue  of  this authorisation,  shall not exceed € 1 billion or the exchange value of this amount;

4. decide  that in the  event of an  offer  to  subscribe  for  securities,  the shareholders  will be allowed to  exercise  their  preferential  subscription rights in accordance  with the  conditions  set out by law. In addition,  the
   Board of Directors will have the power to grant the shareholders the right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their preferential  subscription rights, in accordance with the provisions of the law;

   If subscriptions by way of exercise of preferential rights do not account for the whole  issuance,  the Board of Directors  may, in the order that it shall decide, exercise either or both of the following options:

   o  limit the issuance to the amount of the subscriptions  received,  provided that these subscriptions amount to at least three quarters of the proposed issuance;

   o  freely  allot  and/or  offer to the public  all or part of the  securities which have not been subscribed;

5. decide  that,  if free  warrants by scrip issue are  allocated  to holders of existing  shares,  the Board of Directors shall have the power to decide that rights  to  fractions  of  warrants  will  not be  negotiable  and  that  the corresponding  instruments  will be sold,  the  proceeds  of the  sale  being allocated to those entitled to such fractions at the latest within 30 days of the date of registration in their accounts of the number of warrants allotted to them;

6. note that this  authorisation  and  delegation  of  powers  implies,  for the benefit  of the  holders of the  securities  which may be so issued and which will give access to shares of the Company,  the waiver by the shareholders of their  preferential  subscription  rights  to the  securities  to  which  the securities  issued  give right;  decide in case of  issuance of warrants  not attached to any securities, to subscribe for the Company's shares or of bonds
   convertible   into  the  Company's   shares,   to  cancel  the   preferential
   subscription  rights of the shareholders to the benefit of the holders of the warrants or of the convertible bonds as the case may be;

7. decide that the amount to which the Company is or may be entitled for each of the shares which may be issued under this  authorisation  and  delegation  of powers  will be at least  equal  to the  nominal  value  of the  share of the
   Company;

8. decide that the Board of  Directors  will have all powers to  implement  this authorisation,  with the right to subdelegate,  within the limits of the law, and in particular to set the dates and terms and conditions of the issuances, the terms and conditions and method under which the securities issued will be fully paid up, the conditions in which they will give rights to shares of the
   Company, in particular in the event of an issue of debt securities whether or not they have  subordinated  status,  their  redemption terms and conditions, their fixed or variable  redemption  price with or without  premium,  and the terms  and  conditions  by which  securities  issued  may be  repurchased  or exchanged.  The Board of  Directors  will  also  have  powers to fix the date
   (which may be retroactive) from which the new shares will bear dividends,  to suspend the exercise of the rights attached to these  securities for a period not exceeding  three months,  to determine the terms and  conditions by which the rights of the holders of  securities  issued and giving  rights to shares will be maintained  in  accordance  with the law, to offset the share capital increase  expenses against the amount of premiums relating to such increases, and to take generally all necessary  measures and enter into any  arrangement to bring the  contemplated  issuance to a successful  conclusion,  record the
   increase(s)   in  share  capital  and  amend  the  Articles  of   Association
   accordingly.

Ninth resolution

(Authorisation  to be given to the  Board of  Directors  to  increase  the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's  shares,  with no  preferential subscription rights)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special  report of the statutory  auditors,  and in accordance with the  provisions  of the French Code de commerce,  in  particular  the third paragraph of art. L. 225-129 III and art. L. 225-148:

1. cancel  the  unused  portion  of the  authorisations  granted to the Board of
   Directors  by the  Shareholders'  Meeting  of 24 July  2001  in the  twelfth, thirteenth and fourteenth resolutions;

2. delegate to the Board of Directors for a period of twenty-six months from the date of this  Meeting  all powers  necessary  to issue  with no  preferential subscription rights for the shareholders,  either in euros, or in any foreign currency, both in France and abroad, the securities referred to in the eighth resolution above;

3. decide that:

   o  the aggregate  nominal amount of the increase in share capital that may be carried  out  immediately  and/or  at a  later  date  by  virtue  of  such authorisation and delegation of powers, may not exceed € 300 million, to which may be added the nominal  amount of the  additional  shares to be issued in order to maintain the rights of the holders of securities;

   o  the aggregate nominal amount of the securities representative of debts and which may be issued by virtue  of this  authorisation  and  delegation  of powers shall not exceed  €  1 billion or the  exchange  value of this amount;

4. decide that the capital increase(s) may result from the exercice of any right of allotment, whether by conversion, exchange, redemption,  presentation of a warrant or by any other  means,  linked to any  securities  issued,  with the agreement of the Company, by any of the companies in which the Company holds, either directly or indirectly, more than one half of the share capital;

5. decide  that the Board of  Directors  may elect to grant the  shareholders  a priority of subscription for all or part of the issue, for a period and under the  terms and  conditions  which the  Board of  Directors  will set.  Such a priority  of  subscription  will not  result in the  creation  of  negotiable rights;

6. decide that if  subscriptions  by the  shareholders and the general public do not account for the whole issuance of securities, the Board of Directors may, in the  order  that  it  shall  determine,  exercise  either  or  both of the following options:

   o  limit the issue to the amount of the subscriptions  received provided that these reach at least three quarters of the issue agreed;

   o  freely allot all or part of the securities which have not been subscribed;

7. note that this  authorisation  and  delegation  of  powers  implies,  for the benefit of the holders of securities  giving access to shares of the Company, the waiver by the shareholders of their preferential  subscription  rights to the securities to which the securities  issued give right;  decide in case of issuance of warrants not  attached to any  securities,  to subscribe  for the
   Company's shares or of bonds convertible into the Company's shares, to cancel the  preferential  subscription  rights of the shareholders to the benefit of the holders of the warrants or of the  convertible  bonds as the case may be;
   further  decide,  in case of issuance of bonds with warrants to subscribe for the  Company's  shares,  by a subsidiary  of the Company  pursuant to art. L.
   225-150 et seq. of the French Code de  Commerce,  to cancel the  preferential subscription rights of the shareholders to the benefit of such bondholders;

8. decide that the amount to which the Company is or may be entitled for each of the shares  issued in the context of this  authorisation  and  delegation  of powers,  after  having  taken into account in the event of an issue of equity warrants not attached to any  securities,  the issue price of such  warrants, will be at least equal to the minimum value as stated by the applicable  law,
   i.e.  currently  the average of the quoted price of the shares of the Company on the Premier  Marche of Euronext  Paris over ten  consecutive  trading days selected among the twenty trading days prior to the start of the issue of the securities,  after adjustment of this average, where applicable, in the event of a difference in the dates of entitlement to dividends;

9. decide  that the Board of  Directors,  within the  limits of the total  share capital increase  authorised at paragraph 3 above, may use this authorisation and  delegation  of  powers to issue  securities  for the  purpose  of paying securities  contributed  to the Company  following a public offer to exchange securities  made by the Company in accordance  with the limits and conditions laid down by law;

10.decide that the Board of  Directors  will have all powers to  implement  this authorisation,  with the right to subdelegate,  within the limits of the law, and in particular the powers set out in the eighth resolution.

Tenth resolution

(Limitation  of the global amount of the issues  decided  pursuant to the eighth and ninth resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special report of the statutory  auditors,  and as a result of the eighth and ninth resolutions, decide:

-  to set at €  600  million,  the  maximum  nominal  amount of the capital increases,  that may be realised  immediately or in the future,  by virtue of the authorities  granted to the Board of Directors under the eighth and ninth resolutions, provided that to this amount will be added the nominal amount of the shares that may be issued to maintain  the rights of the holders of these securities giving right to shares pursuant to the law;

-  to fix at € 1 billion or the exchange value of this amount,  the maximum nominal amount of the securities  representative of debt of the Company, that may be issued by virtue of the  authority  granted to the Board of  Directors under the eighth and ninth resolutions.

Eleventh resolution

(Authorisation  given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special report of the statutory auditors,  in accordance with, the  provisions  of art. L. 443-1 et seq. of the Code du Travail and the Code de
Commerce, in particular art. L. 225-138:

1. authorise  the Board of Directors for a period of five years from the date of this  meeting,  to increase  the share  capital,  in one or more times,  by a maximum nominal amount of € 100 million,  through the issuance, in euros or any other currency, of new shares and/or other securities giving access to the Company's  share  capital,  reserved for the members of a savings plan of the Company and/or of its affiliated  companies and economic  interest groups
   (as defined under art. L. 233-16 of the Code de Commerce). This decision will result  in the  express  waiver  by the  shareholders  of their  preferential subscription rights for the benefit of the beneficiaries to whom the issue is reserved;

2. decide  that  the  issue  price  of  the  shares  issued   pursuant  to  this
   authorisation,  shall  not be lower by more  than 20% of the  average  of the
   Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase,  or higher than such average price; the  characteristics  of the other securities giving access to the Company's  share capital shall be determined by the Board of Directors in the conditions fixed by the rules and regulations;

3. decide that the Board of  Directors  may provide for the free  allocation  of shares or other  securities  giving  access to the Company's  share  capital, within the limits of the provisions of art. L. 443-5 of the Code du travail.

4. decide that the Board of Directors  will have full powers,  with authority to subdelegate  such  powers  within the limits of the law,  to  implement  this authorisation within the limits and under the conditions mentioned above, and in particular to:

   o  determine the companies  whose  employees and executive  officers,  as the case may be, may participate in the issues;

   o  fix all the conditions that must be met by the beneficiaries;

   o  fix the terms and  conditions of each issue and in  particular  the amount and the terms of the  securities to be issued,  the issue price,  the date
      (which may be retroactive) from which the shares will bear dividends,  the method  and  schedule  of  payment of the issue  price,  the  subscription period;

   o  record the  completion of the share capital  increases in accordance  with the amount of shares which are actually  subscribed and amend the Articles of Association accordingly;

   o  enter into any agreements, carry out, directly or by proxy, any operations and formalities;

   o  offset expenses against the amount of the premiums if the need arises;

   o  take any measures necessary for the completion of the issuances, carry out all the  formalities  following  the capital  increases  and  generally do whatever is necessary;

5. decide that this authorisation cancels the authorisation granted to the Board of Directors by the  Shareholders'  Meeting of 24 July 2001 in the eighteenth resolution.

Twelfth resolution

(Modification of the duration of the mandate of Directors)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, agree to reduce from six to four years the duration of the mandate of Directors, it being  specified  that this new  duration  applies  only to the  mandates  of
Directors  being  nominated  during  and  after  2002.  The  shareholders  agree consequently  on a  modification  of article 9 of the Articles of Association as follows:

The 2nd paragraph should read as follows:

   "Directors  appointed  during and after 2002 are appointed for a term of four years.  However,  when a director is  appointed to replace  another  director during his term of office,  he only carries out his duties for the  remaining period of his predecessor's  term of office. The term of office of a director finishes at the  conclusion  of the General  Meeting  called to consider  the
   Company accounts for the preceding financial year and held during the year in which his term  expires.  The age limit for directors is that provided for by the Law. Directors are eligible for re-election."

Thirteenth resolution

(Modification of the duration of the mandate of censors)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, decide to reduce to four years  maximum  the  duration of the mandate of censors and,  consequently,  to  modify  article 9 of the  Articles  of  Association  as follows:

The 3rd sentence of the 5th paragraph is amended to read as follows:

   "They are  appointed  for a maximum term of four years,  which may be renewed and which may also be terminated at any moment."

Fourteenth resolution

(Amendments to the Articles of Association in accordance with law no 2001-420 of
15 May 2001 relating to new economic  regulations.  Statutory  modifications and revision of the Articles of Association)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, agree to amend the Articles of Association in accordance  with the provisions of
French law no 2001-420 of 15 May 2001 relating to new economic  regulations,  in order in particular to include the new legal provisions relating to the role and powers of the Board of Directors,  the Chairman of the Board of  Directors,  the
Chief Executive Officer and the delegated Chief Executive  Officer(s),  the role of intermediaries acting for non-resident  shareholders and to provide the terms under which the Board of Directors  chooses the method of general  management of the Company and to facilitate the giving of notice of Board Meetings.

Consequently,  the shareholders decide to proceed with a general revision of the
Articles of  Association  and adopt in its entirety the text of the new Articles of Association of the Company attached to the present resolutions.

Fifteenth resolution

(Powers to implement the decisions of the Shareholders'  Meeting and to complete the formalities)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings,  hereby give full authority to the holder of an  original,  a copy or an  extract  of the  minutes  of this  Meeting  for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

             New Articles of Association attached to the resolutions

                                    SECTION 1

                               Form of the Company
                  Object - Name - Registered Office - Duration

Article 1 - Form

A societe  anonyme,  regulated by the provisions of the Code de Commerce and any other  legal or  regulatory  provisions  in force (the  "Law") as well as by the
Articles of Association, is formed between holders of shares hereinafter created and shares that will be created in the future.

Article 2 - Name

The name of the Company is ALSTOM.

Article 3 - Object

The objects of the Company are, directly or indirectly:

o  the conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields:

   -  energy;

   -  transmission and distribution of energy;

   -  transport;

   -  industrial equipment;

   -  naval construction and repair work;

   -  engineering and consultancy,  design and/or production studies and general contracting associated with public or private works and construction; and

   -  more generally activities related or incidental to the above;

o  participation,  by every means,  directly or  indirectly,  in any  operations which may be associated  with its objects,  by the creation of new companies, capital  contributions,  subscription or purchase of stocks or rights, merger with  such  companies  or  otherwise;  the  creation,  acquisition,  lease or take-over of business  goodwill or  businesses;  the  adoption,  acquisition, operation or sale of any processes and patents  concerning  such  activities;
   and

o  generally  undertaking  all  industrial,   commercial,  financial  and  civil
   operations and real property and asset  transactions  that may be directly or indirectly  associated  with the  Company's  objects  or with any  similar or related object.

Furthermore,  the Company can take an interest,  of whatever form, in any French or foreign business or organisation.

Article 4 - Registered Office

The registered office is located at: 25, avenue Kleber, 75116 Paris.

Article 5 - Duration of the Company

The  Company  is  established  for a  period  of 99  years  from the date of its registration  in the  Trade  and  Companies  Register,  unless  it is  wound  up prematurely or its life is extended.

                                    SECTION 2

                        Share Capital - Shares - Payments

Article 6 - Share Capital

The share capital is set at one billion two hundred and ninety two million three hundred and twenty four thousand  seven  hundred and fifty four  (1,292,324,754)
Euro.

It is divided into 215,387,459 shares, each with a nominal value of € 6, of a single class and fully paid up.

The share  capital may be increased in the future,  in  accordance  with the Law from time to time.

Article 7 - Nature  and Form of  Shares -  Obligation  to Give  Notification  of
            Shareholding  Exceeding  Certain Levels Set Forth in the Articles of
            Association

The  fully-paid  up  shares  are  registered  shares or  bearer  shares,  as the shareholder chooses.

In  addition  to  the  legal   obligation  to  notify  the  Company  of  certain
shareholding levels, any individual or legal entity acquiring a number of shares in the Company  giving a  shareholding  in excess of 0.5% of the total number of shares  issued  must  notify the  Company  by letter,  fax or telex of the total number of shares that he possesses  within fifteen days of this threshold  being exceeded.  Notification is to be repeated under the same conditions  whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.

To determine these thresholds, both indirectly held shares and shares classified with shares owned as defined by the  provisions  of art. L. 233-7 et seq. of the
Code de commerce, will be taken into account.

In each of the above-mentioned notifications,  the declaring person must certify that the  notification  includes  all  stock  held or owned in the  sense of the preceding  paragraph.  Such  notification  must also  indicate  the  acquisition date(s).

In the event of  non-observance  of the above  provisions and in accordance with the  conditions  and levels  established  at Law, a  shareholder  shall lose the voting rights  relating to the shares in excess of the  thresholds  which should have been notified, if one or more shareholders holding at least 3% of the share capital so requires.

Any  shareholder  whose  shareholding  falls  below  one of the  above-mentioned thresholds  is also under an  obligation  to notify the Company  within the same length of time of 15 days and by the same means.

Shares  are  registered  in the name of their  owner  either in the books of the
Company or with an officially authorised intermediary.

The Company may,  under the  conditions  laid down by the Law from time to time, request any officially  authorised  organisation  or intermediary to pass on all information  concerning its  shareholders or holders of its stock  conferring an immediate or subsequent  right to vote,  their identity and the number of shares that they hold.

Article 8 - Shareholders' Rights and Obligations

Each share  confers the right to  participate  in the capital of the Company and the distribution of profits,  subject to Articles 20 and 22 of these Articles of
Association,  save that the rights assigned to shares of different  classes that may be created in the future will be peculiar to such shares alone.

No distinction will be made between shares with regard to taxation  charges,  so that each share of the same class entitles its holder to payment of the same net amount  when any  distributions  or  repayments  are made during the life of the
Company or on its liquidation.

The liability of shareholders is limited to the amount unpaid on each share.

Dividends  and income on shares issued by the Company will be paid in accordance with  the Law and in  accordance  with the  methods  determined  by the  General
Meeting, or, failing that, by the board of directors.

Each share is indivisible as far as the Company is concerned:  joint owners must arrange to be  represented  by one and the same person in all dealings  with the
Company.  If shares are subject to usufruct,  this should be indicated when they are entered in the register of shareholders.

The rights and  obligations  associated  with the shares are  transferred to any subsequent owner of the shares.

Share ownership  automatically  involves  acceptance of the present  Articles of
Association and the decisions of the General Meeting.

                                    SECTION 3

                            Management of the Company
                             and General Management

Article 9 - Board of Directors

The Company  shall be managed by a board of  directors  comprising  a minimum of four (4) and a maximum  of  eighteen  (18)  members,  save that in the case of a merger this number may be exceeded under the conditions provided for by the Law.
Directors are appointed and may be removed by the General Meeting.

Directors  appointed  during  and after  2002 are  appointed  for a term of four years.  However, when a director is appointed to replace another director during his term of office,  he only carries out his duties for the remaining  period of his predecessor's  term of office.  The term of office of a director finishes at the conclusion of the General  Meeting  called to consider the Company  accounts for the  preceding  financial  year and held  during  the year in which his term expires.  The age limit for directors is that provided for by the Law. Directors are eligible for re-election.

If  vacancies  arise  through  the  death or  resignation  of one or more of its members,  the board may make provisional  appointments between General Meetings, as legally provided for.

Each director must hold at least ten (10) shares in the Company.

The board of directors  may appoint one or two censors on the  suggestion of the president.  The  censors  are  called  to  attend  board  meetings,  where  they participate in a consultative capacity. They are appointed for a maximum term of four years, which may be renewed and which may also be terminated at any moment.
They may be chosen either from among the  shareholders  or from outside them and can receive a remuneration determined annually by the board.

Article 10 - Organisation of the Board of Directors

The board will appoint from among its members a president,  together with one or more  vice-presidents  if it so desires,  who may be  re-elected.  The length of their  appointment is determined by the board within the limits of their term of office  as  members  of the  board.  The age limit  provided  for in Law for the position of president applies.

If the president or  vice-president(s)  is/are unable to attend, the former, or, failing this the board, will appoint one of its members to chair each meeting.

The board also  appoints the person who is to act as  secretary;  it may arrange for the  latter  to be  assisted  by a deputy  secretary  chosen  under the same conditions.

The board will meet as often as the  interests  of the Company  require,  at the registered office or at any other place determined by the president.

The board is convened by the  president or by the  secretary of the board by any means, even verbally  depending on the urgency. A meeting can be convened at the request of the directors or the chief  executive  officer  under the  conditions determined by Law.

Notice of  meetings  will  mention  the  date,  time,  place and  agenda of each meeting.

Resolutions are made according to the quorum and majority conditions provided by
Law.

However,  if a transaction  involving a contribution  in kind or a merger (or an acquisition  where  all or part of the  consideration  is paid in  shares of the
Company), with a person holding directly or indirectly 10% or more of the equity capital of the Company (or with a company  directly or indirectly  controlled by such person) whether such  contribution,  merger or acquisition takes place with the Company or a company  directly or indirectly  controlled by the Company,  is submitted to the board for approval pursuant to paragraph 4 of article 12 of the
Articles of  Association,  then the  directors  who have been  appointed  on the proposal of the said person, shall not be entitled to vote.

Directors taking part in the board meeting by means of a  "visioconference"  (as referred to in the Law), the nature and rules governing the application of which are determined by current regulations (subject to the reservations  provided for by these  regulations),  are deemed to be  present  for the  calculation  of the quorum and the majority.

In the event that votes are equally shared,  the Chairman or the director acting chairman will cast the deciding  vote.  However,  the Chairman's or the director acting  chairman's  vote  will  not  be  the  deciding  vote  for  decisions  of authorisations of agreements  described in art. L. 225-38 et seq. of the Code de commerce.

If the chief executive officer is not a director, he will take part in the board meetings on a consultative basis.

Copies or summaries of the minutes of meetings are duly certified correct by the president of the board, a chief executive officer,  the board member temporarily appointed to act as president or an authorised representative.

A record of attendance  is kept and is signed by all members  taking part in the meeting.

Mention  of the names of the  members  present or  represented  and the names of absent  members in the minutes of each meeting and in the summaries of them that are  distributed  shall be  sufficient  proof to third  parties of the number of board members in office and of their appointment.

Article 11 - Powers of the Board - Responsibilities

The board of directors  determines the direction of Company business and ensures that this is  implemented.  Subject to the powers  expressly  attributed  to the
Shareholders'  Meetings  and within the  Company  objects,  it shall take up any issue  related to the  successful  running of the Company  and shall  resolve by deliberation matters which concern it.

With  respect to third  parties,  the Company is bound even by  decisions of the board of  directors  that do not relate to the  Company  objects,  unless it can prove that the third  party  either  knew that the act  exceeded  the objects or could not have been unaware  under the  circumstances  that the act exceeded the objects, the publication of the Articles of Association alone being insufficient to constitute this proof.

The  board  of  directors  performs  the  checks  and  controls  that  it  deems appropriate. Each director receives all information required for the performance of his  duties  and  can  obtain  disclosure  of all  documents  that  he  deems necessary.

The board of directors decides whether general management responsibility for the
Company  shall be  assumed by the  president  of the board of  directors,  or by another individual appointed by the board of directors having the title of chief executive  officer.  At least two thirds of the board members must be present or represented  for such a  decision  to be valid.  The  decisions  of the board of directors on the terms and  conditions of exercise of the general  management of the Company  are taken in  conformity  with the  Articles  of  Association.  The shareholders and third parties are informed under the conditions defined by Law.

The terms and conditions of exercise of the general  management shall be decided for the first time during the first meeting of the board of directors  after the adoption of the amended Articles of Association.

Members of the board are not personally or jointly liable for the commitments of the Company by virtue of their position,  except as provided for by Law, notably
by  the  provisions   concerning   the  president  of  the  board.   Their  sole
responsibility,  within the limits  laid down by Law,  is the  execution  of the mandate they have been given.

Article 12 - President - Chief Executive Officer - Delegated Executive Officer(s)

The  functions of president,  chief  executive  officer and delegated  executive officer are exercised under the conditions provided for by Law.

1. President

The president of the board of directors  represents  the board of directors.  He organises and directs its work and is  accountable  for it to the  shareholders'
meeting.  He ensures the proper functioning of the Company's  management organs, and in particular, ensures that the directors are fit to perform their duties.

In the event of the  president's  temporary  incapacity  or death,  the board of directors  can delegate the  president's  duties to a director.  In the event of temporary incapacity,  this delegation is made for a limited period which may be renewed.  In the event of death, this delegation of position remains valid until the election of a new president.

The board of directors determines the remuneration of the president of the board of directors.

When  general  management  responsibility  for the  Company  is  assumed  by the president  of  the  board  of  directors,  the  provisions  of the  Articles  of
Association concerning the chief executive officer shall also apply to him.

2. Chief executive officer

The chief executive officer is invested with the most extensive powers to act on behalf of the Company in all circumstances. He exercises these powers within the limits of the Company  objects and subject to those that the Law and regulations expressly confer on shareholders' meetings and on the board of directors.

A chief  executive  officer's  term of  office,  set by the board of  directors, cannot  exceed,  if relevant,  that of his mandate as board member,  nor the age limit applicable to the chief executive officer's term set down by Law.

He represents  the Company with respect to third  parties.  The Company is bound even by acts of the chief  executive  officer  that do not relate to the Company objects,  unless it is  proved  that the third  party  either  knew that the act exceeded  these objects or could not have been unaware  under the  circumstances that  the  act  exceeded  the  objects,  the  publication  of  the  Articles  of
Association alone being insufficient to constitute proof of this.

The board of  directors  determines  the  remuneration  of the  chief  executive officer.

3. Delegated executive officer(s)

On the  proposal of the chief  executive  officer,  the board of  directors  can further appoint one or more individuals  having the  responsibility of assisting the chief executive officer with the title of delegated executive officer. There can be no more than five delegated executive officers.  The board determines the remuneration of the delegated executive  officer(s) on the proposal of the chief executive officer.

With the  agreement  of the chief  executive  officer,  the  board of  directors determines  the extent and  duration  of the powers of the  delegated  executive officer(s). With respect to third parties they have the same powers as the chief executive officer.

The term of office of a delegated  chief  executive  officer cannot  exceed,  if relevant,  that of his mandate as director,  nor exceed the age limit applicable to the delegated chief executive officer's term set down by Law.

In case of the chief  executive  officer's  death,  resignation or removal,  the delegated  executive  officer(s) will retain,  unless  otherwise  decided by the board of  directors,  their  powers and  functions  until a new chief  executive officer is appointed.

4. Particular conditions

No transaction  involving a contribution  in kind or a merger (or an acquisition or any similar  transactions  where all or part of the  consideration is paid in shares of the Company),  shall be entered into by the chief executive officer or the delegated executive  officer(s) with a person holding directly or indirectly
10% or more of the share  capital of the Company (or with a company  directly or indirectly  controlled by such  person),  whether such  contribution,  merger or acquisition involves the Company or a company directly or indirectly  controlled by the Company,  unless it has received  prior approval from the board under the conditions provided by article 10.

The board of directors at the suggestion of the chief  executive  officer or the chief  executive  officer  himself,  may,  within  the  limits  laid down by the legislation in force from time to time,  delegate  whatever powers they consider useful,  either for  management  purposes or the  assumption  of  responsibility within the Company, or for one or more specified  purposes.  The persons to whom such powers may be  delegated  need not  necessarily  be members of the board or even part of the Company. Such powers may be delegated on an individual basis or to  committee.  Such powers may be  permanent or  temporary,  and may or may not include the possibility of subdelegation.

Such persons,  or certain of them, may also be given authority to certify copies or summaries of documents of which the method of  certification  is not fixed by
Law,  notably  all  powers,   Company   financial   statements  or  Articles  of
Association, and to issue attestations in connection therewith.

Any delegation of powers by the board or the chief executive officer pursuant to the present  Articles  of  Association  will  remain in full effect  despite the expiry of the term of office of the  president or of the  directors in office at the time such powers were granted.

Article 13 - Remuneration of Directors

The General  Meeting may allocate an amount by way of  remuneration to directors in the form of directors'  fees.  The amount  determined by the General  Meeting will continue to apply until a new decision is taken.

The board will  distribute  this amount between its members as it thinks fit and in accordance with the Law.

Board  members  may not  receive  any  remuneration  from the  Company,  whether permanent or not,  other than as provided  for, or at least not  proscribed,  by
Law.

Board  members may be  reimbursed  for any expenses  incurred in the exercise of their office, provided that they provide satisfactory proof of such expenses.

                                    SECTION 4

                                    Auditors

Article 14 - Auditors

The General Meeting will appoint at least two auditors, who shall be responsible for carrying out the audit required by Law. They are appointed for six financial years.

Auditors may be re-elected.

The  number  of  replacement  auditors  appointed  is the same as the  number of auditors appointed under paragraph 1 of this article.

The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all Shareholders' Meetings.

                                    SECTION 5

                                General Meetings

Article 15 - Conduct of General Meetings

1. Convening and proceedings - Agenda

Ordinary and extraordinary General Meetings, satisfying the legal conditions for quorum and majority voting,  exercise the powers respectively attributed to them by the Law.

They are convened in accordance with the rules and the terms laid down by Law.

Meetings are held at the registered  office of the Company or at any other place determined by the board, either within the "departement" in which the registered office is located or in any other French territory. The agenda of the meeting is drawn up by the board of  directors  if the board has called the meeting and, if not, by the person calling the meeting.

However, one or more shareholders satisfying the conditions laid down by Law may request the inclusion of draft resolutions on the agenda.

Questions not appearing on the agenda may not be considered.

2. Admission and representation

Ordinary and  extraordinary  General  Meetings  are made up of all  shareholders without distinction between the class of shares which they hold.

In all Shareholders' Meetings, holders of registered shares will not be entitled to vote unless their shares are  registered  under their names at the latest two days before the Meeting and remain so registered  until the end of such Meeting.
Holders of bearer  shares must,  two days at the latest  before the date of such
Meeting,  provide evidence that they have deposited their securities under legal conditions  or produce  one of the  certificates  described  in art.  136 of the decree of 23 March  1967.  These  time  periods  may be  changed by the Board of
Directors.

Any  shareholder  who has  voted  by  correspondence  or  designated  a proxy by presenting a certificate of  immobilisation  delivered by the share  depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his  designation,  provided that he notifies the issuing Company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.

A shareholder may arrange to be represented by another  shareholder or by his or her spouse.

However,  the holders of shares  listed in the 3rd paragraph of article L. 228-1 of the Code de Commerce can be represented by a registered  intermediary  in the conditions set down by Law.

Shareholders  may vote by proxy or by postal vote at General  Meetings under the conditions laid down by Law.

The board of directors  shall have the powers to organise,  within the limits of the Law, the participation  and voting of the shareholders by  "visioconference"
or any other  telecommunication  means  permitting  the  identification  of such shareholders.  Where relevant,  this decision of the board shall be communicated in the notice of the meeting and/or the invitation to attend.  The  shareholders who participate by "visioconference" or by any of those other  telecommunication means shall be deemed present for purposes of the  calculation of the quorum and majority.

3. Voting rights

Each member of the Meeting is entitled to a vote for each share held.

At all ordinary,  extraordinary or special General Meetings, the voting right on shares shall, in cases where such shares are subject to usufruct, be exercisable by the usufructuary.

4. Minutes of General Meetings

The  proceedings  of  General  Meetings  are  recorded  in minutes  written  and preserved in accordance with the provisions of the Law.

Copies or summaries of the minutes are duly  certified  correct by the president of the board,  the  secretary  of the Meeting or the board  member  appointed to chair the Meeting.

Article 16 - Ordinary General Meetings

Ordinary  General Meetings are General Meetings called to make decisions that do not alter the Articles of Association.

They are held at least once a year,  within the legal and regulatory time limits in force, to consider the accounts for the preceding financial year.

The proceedings of an ordinary  General Meeting are only valid the first time it is called if the shareholders  present,  represented or exercising a postal vote own at least a quarter of the shares with voting rights.

No quorum is required if the Meeting has to be called a second time.

Decisions are taken by a majority of the votes held by the shareholders present, represented or exercising a postal vote.

Article 17 - Extraordinary General Meetings

Only  extraordinary  General  Meetings  have  authority to alter the Articles of
Association. They may not, however, increase the shareholders' liability, except for  operations  resulting  from a properly  decided and  conducted  exchange or consolidation of shares.

Extraordinary  General  Meetings can only transact  business if the shareholders present,  represented  or  exercising  a postal vote own at least a third of the shares with voting  rights where the Meeting is called for the first time,  or a quarter of such shares if the Meeting has to be called a second  time.  If there is no quorum in the latter  case,  the second  Meeting may be deferred to a date not more than two months from the date on which it was first called.

Decisions at extraordinary General Meetings require a two-thirds majority of the
votes  held  by  the  shareholders  present  or  represented,   including  those
exercising a postal vote.

Notwithstanding  the above provisions,  General Meetings deciding on an increase in capital by capitalisation of reserves,  profits or additional paid-up capital shall be held under the same quorum and majority  voting  conditions as ordinary
General Meetings.

                                    SECTION 6

                  Financial Year - Accounting Records - Profits

Article 18 - Financial Year

The financial year starts on April 1 and ends on March 31.

Article 19 - Accounting Records

At the close of each  financial  year,  the board of directors  establishes  the
Company  financial  statements  and draws up the annual  management  report.  It examines  the  consolidated  accounts and the annual  management  report for the group, all in accordance with the Law.

These reports are sent to  shareholders  in the forms and within the time limits legally required. They are presented to the annual General Meeting.

Article 20 - Profits

The profits  for the  financial  year  consist of the  revenues  relating to the preceding financial year, less overheads and other Company expenditure including provisions and depreciation allowances.

At  least  5% is set  aside  from  the  profits  less  any  previous  losses  if appropriate  to form  the  legal  reserve  fund.  This  provision  ceases  to be mandatory once the value of the fund reaches one-tenth of the share capital.

The  remainder  (less  the  above  deductions)  of  the  retained  earnings  and withdrawals  from the  reserves  which the General  Meeting has at its  disposal shall, if the General Meeting so desires,  be distributed among the shares, once the sums carried forward by the said meeting or transferred by it to one or more reserve funds have been deducted.

After the accounts  have been  approved by the General  Meeting,  any losses are carried forward, to be charged against the profits of subsequent financial years until they are cancelled out.

Each shareholder may be granted at the General  Meeting,  for all or part of the dividend or interim dividend  distributed,  an option to be paid the dividend or interim  dividends in cash or in shares of the Company,  under the current legal and regulatory conditions.

                                    SECTION 7

                            Dissolution - Liquidation

Article 21 - Early Dissolution

The General Meeting,  convened under the conditions laid down by Law, may at any time and for whatever reason decide on the early dissolution of the Company.

If the losses shown in the  accounting  records  indicate that the Company's net asset value has fallen  below half the value of the issued  share  capital,  the board must call an  extraordinary  General  Meeting  within  four  months of the approval of the accounts  showing such  losses,  in order to decide  whether the
Company should be dissolved.

If  dissolution  is not decided on, the Company  must,  by the end of the second financial  year  following  the  financial  year  during the course of which the losses were recorded, reduce its share capital by an amount equal to the losses which it has been  impossible to charge  against the reserves,  if the net asset value of the Company has not returned over this period to a value at least equal to half the issued share capital.

In either case, publication of the decision adopted by the General Meeting shall be given in accordance with legal provisions.

Article 22 - Liquidation - Appointment - Powers of Liquidators

When the period  fixed for the  duration  of the  Company  expires or in case of early dissolution,  the General Meeting shall determine the form of liquidation, appoint one or more liquidators and determine their remuneration.

In the event of the death,  resignation or inability to act of the  liquidators, an ordinary General Meeting convened under the conditions laid down by law shall provide for their replacement.

During  liquidation,  the powers of the General Meeting remain the same as while the Company was in normal business.

A Meeting of shareholders shall be called at the end of the liquidation  process to consider the  liquidator's  accounts,  to approve his release and to note the closure of the liquidation procedure.

Once the  liabilities  have been paid off,  the  balance of assets will first be used to pay shareholders a sum equal to the paid-up and non-amortised capital.

Any remaining surplus will constitute profit and will be distributed between all the shares in  proportion  to their  nominal  value,  taking the  provisions  of
Article 8 above into account.

                                    SECTION 8

                                    Disputes

Article 23 - Competent Courts

Any disputes  that may arise during the life of the Company or its  liquidation, either  between the  shareholders  and the  Company or between the  shareholders themselves,  concerning the activities of the Company, shall be submitted to the appropriate  courts having  jurisdiction over the place of the registered office of the Company.

                                        *

                                       * *

                               SUMMARY OF ACTIVITY

                    Simplified Consolidated Income Statement

In  € million                                          2002         2001
                                                         ----------   ----------
Order Backlog..........................................    35,815       39,429
Orders Received........................................    22,686       25,727
Sales..................................................    23,453       24,550
Cost of Sales..........................................  (19,622)     (20,428)
Selling, Expenses......................................   (1,078)      (1,140)
Operating income.......................................       941        1,151
Other income (expenses), net...........................     (477)        (256)
Goodwill and acquired intangible assets amortisation...     (350)        (360)
Earnings before interest and tax.......................       114          536
Financial income (expense), net........................     (207)        (116)
Pre-tax income (loss)..................................      (94)          419
Income tax.............................................      (10)        (174)
Share of net income (loss) from equity investments.....       0.8          (4)
Net income (loss)                                           (139)          204

                       Other Key Consolidated Indicators

In  € million, unless otherwise stated                   2002         2001

Operating Margin.......................................         4.0%        4.7%
Earnings per Share before Goodwill.....................   € 1.0  € 2.6
Earnings per Share.....................................  €(0.6)  € 0.9
Cashflow from Operating Activities.....................        (418)         592
Net Debt...............................................        2,064       1,633
Net Debt/Equity........................................         112%         74%

In the first six months of fiscal year 2002,  orders and sales  increased.  More difficult  market  conditions in Power and Marine  appeared later in fiscal year
2002 as the  economic  downturn  in the US was  further  impacted  by the tragic events of 11 September 2001 and the bankruptcy  proceedings of Enron.  The lower levels  of global  economic  activity,  notably  in the US and  Japan,  are also affecting Asia. Due to this global economic environment,  the orders we received in fiscal year 2002  declined  whilst our sales were stable  versus  fiscal year
2001,  in each case on a  comparable  basis.  The order  book  proved  resilient overall and amounted to €  35.8 billion at 31 March 2002,  representing  19 months of sales (excluding sales from our former Contracting Sector). Orders and sales were negatively impacted by the disposals of the former Contracting Sector and our 51% interest in GT Railway Maintenance  Holdings Limited ("GTRM"),  a UK
rail  maintenance  company,  by lower orders and  deliveries in Marine and lower orders in Power.

The Power  Sector  represented  57% of our sales in fiscal year 2002,  Transport
19%,  Transmission  &  Distribution  (T&D),  when  combined  with  Power
Conversion,  17%,  and  Marine 6% (these  figures  exclude  sales of the  former
Contracting Sector, which we sold in July 2001). The geographical balance of our sales improved  significantly,  with  approximately  62% of our fiscal year 2002 sales  generated  outside  Europe,  including 34% in the Americas (these figures exclude sales from the former Contracting Sector).

Operating  income  decreased  to €  941  million in fiscal year 2002 versus
€  1,151 million in fiscal year 2001 and operating  margin  decreased  from
4.7% to 4%. The major factors were:

o  continued operating profit improvements in Power, reflecting cost savings and increased focus on higher-value business;

o  decrease in T&D operating margin as a result of pricing pressure, despite an increase in sales;

o  decrease in operating margin in Transport due to delivery  problems on our UK regional train contracts;

o  lower sales  volume and a lower  margin in Marine  compared  with fiscal year
   2001; and

o  sale of the Contracting Sector.

Our Net financial  expenses  amounted to €  207 million  during fiscal year
2002,  versus €  116 million  during fiscal year 2001.  The major impact on financial  expenses for fiscal year 2002 was the  substantially  higher level of net debt versus fiscal year 2001 and higher other financial items.

During  fiscal  year 2002 we incurred  other  expenses  of €  477  million, compared  with €  256 million  during  fiscal year 2001.  This increase was mainly due to higher restructuring  expenses of approximately € 150 million and a € 90 million provision for Marine vendor financing,  partly offset by capital gains. Other income and expenses included:  gains and losses on disposal of fixed assets and investments;  restructuring costs;  pension costs;  employee profit sharing; and securitisation.

Amortisation of goodwill and other acquired intangible assets amounted to €
350 million in fiscal year 2002, compared with € 360 million in fiscal year
2001.  The slight  decrease was mainly due to the disposals of  Contracting  and
GTRM.

Income tax for fiscal year 2002 amounted to €  10 million,  at an effective rate of 4%,  compared with €  174 million in fiscal year 2001.  The low tax charge for fiscal year 2002 was primarily due to the recognition of deferred tax income of € 87 million.

We  incurred a net loss of €  139  million in fiscal year 2002 versus a net profit  of  €  204  million  in  fiscal  year  2001.  This net loss was due essentially to lower operating margins,  higher restructuring  costs,  provision charges for vendor  financing  and higher  interest  expense,  partly  offset by capital gains on disposals.

At 31 March 2002 shareholders'  equity amounted to € 1,752 million ( €
1,844 million including minority interests),  compared with € 2,090 million at 31 March 2001 ( € 2,193 million including minority interests).

Due to a net cash outflow as a result of several operational and working capital issues,  our net debt at 31 March 2002  increased  to €  2.1  billion  from
€  1.6 billion at 31 March 2001. We define net financial  debt as financial debt minus short-term  investments,  cash and cash  equivalents.  The balance of future  receivables sold under our  securitisation  programme rose to € 1.7 billion from € 1.6 billion at 31 March 2001.

On 14 March 2002 we presented our "Restore Value" plan with the key objective of strengthening  our balance sheet and cash flow generation.  This plan focuses on three  elements:  reinforcing  management,  strengthening  our balance sheet and improving operational excellence.

In connection with this plan, we have established a number of internal financial targets which are the following:

o  To increase  operating  margin from 4% to near 5% on broadly  stable sales in fiscal year 2003 and to 6% by 2005;

o  To generate  cumulative free cash flow from operations of €  1.3 billion over the fiscal  year 2003 to fiscal  year 2005 period and for free cash flow from  operations to equal EBIT (earnings  before  interest and tax) by fiscal year 2005; and

o  To generate  overall proceeds of € 2.1 billion by the end of fiscal year
   2003 from real estate sales, non-core disposals and a capital increase.

These actions,  plus the other cash management actions, are intended to allow us to  achieve  a  gearing  ratio  (net  financial  debt  divided  by  the  sum  of shareholders'  equity and minority interests) of around 20% by the end of fiscal year 2005.

Given the  consolidated  net loss  recorded  for fiscal year 2002,  the Board of
Directors  decided not to  recommend  the payment of a dividend  for this fiscal year.

                                     FIVE-YEAR SUMMARY
                                   (Statutory Accounts)

                               31 March    31 March    31 March    31 March    31 March
                                 1998        1999        2000        2001        2002
                              ----------- ----------- ----------- ----------- -----------
Capital at year end
a) Share capital
   (in  € thousands).....         38   1,303,124   1,282,190   1,292,325   1,292,325
b) Number of outstanding
   issued shares..............      2,500 213,698,403 213,698,403 215,387,459 215,387,459
Operations and income for the
year (in  € thousands)
a) Dividend received..........          -     307,332     157,964     110,167         263
b) Income before tax, profit
   sharing, depreciation and
   provisions.................          -     390,910     166,450     106,212      59,378
c) Income tax.................          -     (21,662)     50,171      33,232      36,875
d) French legal profit sharing          -           -           -           -           -
e) Net income after tax,
   profit sharing,
   depreciation and
   provisions.................          -     346,381     215,232     158,743      90,818
f) Dividends..................          -     106,856(a)  117,534     118,463           -
Earnings per share (in  €)
a) Net earning after tax,
   profit sharing, but before
   depreciation and provisions          -        1.73        1.01        0.65        0.45
b) Net earning after tax,
   profit sharing,
   depreciation and
    provisions................                   1.62        1.01        0.74        0.42
c) Net dividend per share               -        0.50(a)     0.55        0.55           -
Personnel(b)
a) Number of personnel
   employed during the year...          -           -           -           -           -
b) Amount of gross wages and
   salaries for the year
   (in € thousands)......          -           -           -           -           -
c) Amount of social charges
   for the year (Social
   security and other welfare
   benefits)..................          -           -           -           -           -

------------------
(a)   to which an interim dividend of € 226 millions (i.e.  € 1.13 per share) paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.
(b)   the Company has no employee.

                                   REQUEST FOR DOCUMENTS
                                      AND INFORMATION
                 as per article 135 of the French decree of 23 March 1967

                            ORDINARY AND EXTRAORDINARY GENERAL
                                   SHAREHOLDERS' MEETING
                             OF 3 JULY 2002 (on second notice)
                             (of 21 June 2002 on first notice)

I, the undersigned         Mrs. |  |       Miss |  |       Ms. |  |       Mr. |  |       Company |  |
                                ----            ----           ----           ----               ----

Surname (or Company name) |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

First name                |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

Address                   |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

Town county               |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

Postal code               |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

Country                   |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |  |
                          ----------------------------------------------------------------------------

Owner of  |  |  |  |  |  |  |  |  |  |
          ---------------------------- registered shares
                                                         } in ALSTOM
And/or of |  |  |  |  |  |  |  |  |  | bearer shares
          ----------------------------

hereby  request that the documents and  information  concerning the Ordinary and
Extraordinary  General Meeting as per article 135 of the decree of 23 March 1967 on commercial companies be sent to the above address.

     Signed at                     (geographical location) on               2002
              ---------------------                          ---------------

                                                            Signature

NOTE:  Pursuant  to  article  138 of the  decree of 23 March  1967,  holders  of registered  shares may, by a simple request,  have the documents and information as per articles 133 and 135 of the  above-mentioned  decree for every subsequent
Shareholders'  Meeting.  Shareholders  wishing to take  advantage of this option should indicate this on the present request.

--------------------------------------------------------------------------------
This request should be returned:

o  if your shares are registered  shares, to BNP PARIBAS  Securities  Services -
   GIS-Emetteurs, Les Collines de l'Arche - 92057 La Defense Cedex, France

o  if your shares are bearer  shares,  to the financial  intermediary  with whom your shares are deposited
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                     ALSTOM

Date: June 12, 2002                    By:          /s/ Francois Newey
                                           -------------------------------------
                                           Name: Francois Newey
                                           Title:  Executive Central
                                           Management & Chief Financial
                                           Officer